

August 22, 2011

Via E-mail
Caroline Johnston
President
Press Ventures, Inc.
1733 First Avenue NW
Calgary, Alberta, Canada T2N 0B2

> **Re: Press Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **File No. 333-171209**

Dear Ms. Johnston:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the revised disclosure and the response you provided to our prior comment 9 from our letter to you dated June 24, 2011. Among other changes, you eliminated references to the unenforceable nature of the officer's "willingness" in that regard and the direct statement that it "does not constitute an enforceable contract." Explain to us in necessary detail whether you now believe that the willingness / verbal commitment is (1) enforceable or (2) constitutes a binding or enforceable obligation or contract.

2. Because potential investors could reasonably be expected to consider this "verbal commitment" when evaluating your liquidity and the possibility that you might remain viable for the next twelve months, provide substantially enhanced context regarding both the legal and the practical consequences of this commitment/willingness/possible loan.

3.   If you believe that the arrangement could somehow be enforceable, explain why that is
         the case, insofar as your sole officer and director would be in essence required to enforce
         her own commitment.

4.   In light of her control of the company and her presumptive discretion as to the use of her
         own personal funds, explain how this arrangement could be expected to work in practice
         and how it could be deemed "enforceable" in these circumstances. Clarify the inherent
         conflict of interest that would be faced by Ms. Johnston when determining whether to
         enforce the commitment against herself. For example, and without limitation, there could
         be a conflict of interest if the company needs funds but Ms. Johnston for any reason
         cannot or will not provide such funds to the company in connection with the
         commitment. Furthermore, provide risk factor disclosure regarding the conflict relating
         to this advance.

5.   Explain whether repayment of such an advance would have any priority, and if so,
         provide the particulars. Also explain the references to up to a maximum of $15,000 "if
         necessary." Clarify that Ms. Johnston in her sole discretion would be able to make a
         determination as to the amount(s) ultimately advanced as well as to what is " necessary"
         in that regard.

6.   In your response, also be sure to address the following language at page 13 (emphasis
         supplied): "The deficit of $5,845 will be funded by a capital advance from [Ms. Johnston]
         which will be provided pursuant to Ms. Johnston's verbal commitment…." That
         language appears to suggest that certain payments would not be discretionary on her part.

7.   We refer you to our letters to you dated January 12, 2011, and June 24, 2011, and we
         reissue comment number 9 from both letters.

Use of Proceeds, page 13

8.   We note your response to our prior comment 12. Provide the total amount of expenses
         relating to this offering. Clarify the amount of offering expenses that have already been
         paid and explain how these expenses were paid.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kristen A. Baracy (via e-mail)